As filed with the Securities and Exchange Commission on March 31, 1999
                                                      Registration No. 000-25277

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                 AMENDMENT NO. 1
                                       TO

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934
                                 ---------------

                       PACIFIC MAGTRON INTERNATIONAL CORP.
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             (Exact name of Registrant as specified in its charter)





           Nevada                                         88-0353141
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(State or other jurisdiction of             (IRS Employer Identification Number)
incorporation or organization)


         1600 California Circle
          Milpitas, California                               95035
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(Address of principal executive offices)                  (zip code)

       (Registrant's telephone number, including area code) (408) 956-8888


           Securities to be registered pursuant to 12(b) of the Act:

        Title of each class                   Name of each exchange on which
        to be so registered                   each class is to be registered
        -------------------                   ------------------------------
               n/a                                         n/a
        -------------------                   ------------------------------

        -------------------                   ------------------------------

       Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock; $.001 per share
                          -----------------------------
                                (Title of Class)

                                ----------------
                                (Title of Class)

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                                TABLE OF CONTENTS

ITEM 1. BUSINESS.............................................................  1

ITEM 2. FINANCIAL INFORMATION................................................ 13

ITEM 3. DESCRIPTION OF PROPERTY.............................................. 18

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT................................................ 18

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS..................................... 19

ITEM 6. EXECUTIVE COMPENSATION............................................... 20

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................... 22

ITEM 8. LEGAL PROCEEDINGS.................................................... 22

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS........... 22

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES............................. 22

ITEM 11. DESCRIPTION OF SECURITIES........................................... 23

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS........................... 23

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA......................... 24

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND FINANCIAL DISCLOSURE.............................. 24

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS................................... 24

                                ITEM 1. BUSINESS

GENERAL DEVELOPMENT OF THE COMPANY'S BUSINESS.

         Pacific Magtron International Corp., a Nevada corporation, is an integrated solutions provider of computer related equipment and services. The Company's primary business is the wholesale distribution of computer and related hardware components and software for personal computers to value added resellers, retailers, systems integrators, original equipment manufacturers, independent hardware and software vendors, consultants, and contractors. In May 1998, the Company formed its FrontLine Network Consulting ("FrontLine") division, a corporate information systems group, with the goal of serving the networking and personal computer requirements of corporate customers. As used in this document and unless otherwise indicated, the terms "Company," "we," and "our" refer to Pacific Magtron International Corp. and its operating divisions and subsidiaries.

         The Company was incorporated as Wildfire Capital Corporation ("Wildfire") in Nevada on January 8, 1996 with the stated purpose of engaging in the business of providing a national retail market for premium wines on the Internet. The Internet site was intended to provide advertising for wine retailers and boutique wineries. Wildfire was initially capitalized with a $5,000 investment by its founder, for which 500,000 shares of common stock were issued. On August 27, 1996, Wildfire commenced a Rule 504 offering of 1,000,000 shares of its common stock at a price of $.05 per share. Gross proceeds from the offering were $50,000 in cash.


         Due primarily to regulatory issues, the business of Wildfire did not develop as expected, and as a result, Wildfire closed its marketing operations in the fall of 1997. At that time, Wildfire began searching for new business opportunities, and on July 16, 1998, the Board of Directors of Wildfire recommended the acquisition of Pacific Magtron, Inc. ("PMI") to Wildfire's shareholders. PMI, a California corporation incorporated on August 11, 1989, had established itself in the computer products wholesale distribution industry as a privately held company. The shareholders of Wildfire and PMI approved the transaction, and Wildfire issued 9,000,000 shares of its common stock in consideration for all of the outstanding shares of PMI. As a result, the former shareholders of PMI became the controlling shareholders of Wildfire. No securities were registered in connection with the transaction. Immediately prior to the transaction, Wildfire effected a two-for-three reverse stock split of its 1,500,000 outstanding shares of common stock. Upon consummation of the acquisition, Wildfire changed its name to Pacific Magtron International Corp., and PMI continued its business operations as a wholly owned subsidiary of the Company.


FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS.

         We operate in only one business segment.

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NARRATIVE DESCRIPTION OF OUR BUSINESS.

OVERVIEW OF THE INDUSTRY

WHOLESALE DISTRIBUTION

The microcomputer products distribution industry generally consists of suppliers, wholesalers, resellers, and end-users. Wholesale distributors typically sell only to resellers and purchase a wide range of products in bulk directly from manufacturers. Different types of resellers are defined and distinguished by the end-user market they serve, such as large corporate accounts, small and medium-sized businesses or home users, and by the level of value that they add to the basic products they sell.

INCREASED RELIANCE ON WHOLESALE DISTRIBUTION

We believe that the growth of the microcomputer products wholesale distribution industry exceeds that of the microcomputer industry as a whole. In our view, suppliers, vendors, and resellers are relying to a greater extent on wholesale distributors for their distribution needs.

Suppliers are faced with the pressures of declining product prices and the increasing costs of selling directly to a large and diverse group of resellers, and they therefore are increasingly relying upon wholesale distribution channels for a greater proportion of their sales. Many suppliers outsource a growing portion of certain functions, such as distribution, service, technical support, and final assembly, to the wholesale distribution channel in order to minimize costs and focus on their core capabilities in manufacturing, product development, and marketing. Likewise, vendors are finding it more cost efficient to rely on wholesale distributors that can leverage distribution costs across multiple vendors, each of whom outsources a portion of their distribution, credit, marketing, and support services.

On the reseller side, growing product complexity, shorter product life cycles, an increasing number of microcomputer products, the emergence of open systems architectures, and the recognition of certain industry standards have led resellers to depend upon wholesale distributors for more of their product, marketing, and technical support needs. Due to the large number of vendors and products, resellers often cannot or choose not to establish direct purchasing relationships with suppliers. Instead, they rely on wholesale distributors that can leverage purchasing costs across multiple resellers to satisfy a significant portion of their product procurement and delivery, financing, marketing, and technical support needs. Rather than stocking large inventories themselves and maintaining credit lines to finance working capital needs, resellers are also increasingly relying on wholesale distributors for product availability and flexible financing alternatives.

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- OPEN SOURCING

Another apparent reason for the growth of the wholesale distribution industry is the evolution of open sourcing during the past several years, a phenomenon specific to the U.S. microcomputer products wholesale distribution market. Historically, branded computer systems from large suppliers were sold in the United States only through authorized master resellers. Under this single sourcing model, resellers were required to purchase these products exclusively from one master reseller. Competitive pressures led some of the major computer suppliers to authorize second sourcing, in which resellers could purchase a supplier's product from a source other than their primary master reseller, subject to certain restrictive terms and conditions. More recently, all major manufacturers have authorized open sourcing, under which resellers can purchase the supplier's product from any source on equal terms and conditions. Open sourcing has thus blurred the distinction between wholesale distributors and master resellers, which are increasingly able to serve the same reseller base. The Company believes that open sourcing enables those distributors of microcomputer products which provide the highest value through superior service and pricing in the best position to compete for reseller customers.

- INTERNET SERVICES

One final industry trend, the emergence of the Internet, provides wholesale distributors with an additional means to serve both suppliers and reseller customers through the development and use of effective electronic commerce tools. The increasing utilization of electronic ordering and information delivery systems, including the ability to transact business over the World Wide Web, has had, and is expected to continue to have, a significant impact on the cost efficiency of the wholesale distribution industry. Distributors with the financial and technical resources to develop, implement and operate state of the art management information systems have been able to reduce both their customers and their own transaction costs through more efficient purchasing and lower selling costs. The growing presence and importance of such electronic commerce capabilities also provide distributors with new business opportunities as new categories of products, customers, and suppliers develop.

CORPORATE INFORMATION SYSTEMS CONSULTING

Because of factors similar to those encouraging the increased reliance by target clients on wholesale distributors, corporations are increasingly looking to specialist service organizations such as our FrontLine division to support the development and maintenance of their information technology systems. Accelerating technological advancement, migration of organizations toward multi-vendor distributed networks, and increased globalization of corporate activity have contributed to an increase in the sophistication and interdependency of corporate computing systems. The desire by corporations to focus upon their core activities while enjoying the benefits of such multi-vendor distributed networks, together with increasing skill shortages within the information technology industry, have led businesses to increasingly outsource the development and maintenance of their computing systems to network consulting professionals.

                                       3
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PRODUCTS AND SERVICES

         We currently operate in two business divisions. Our computer products group operates under the name Pacific Magtron, Inc., our wholly owned subsidiary, and our corporate information systems group operates as a corporate division known as FrontLine Network Consulting ("FrontLine") within our PMI subsidiary.

PACIFIC MAGTRON, INC.

PMI distributes a wide range of computer products, including components and multimedia and systems networking products. Through PMI we also provide vertical solutions for systems integrators and Internet resellers by combining or "kitting" our products.

Our computer products group offers our customers a broad inventory of more than 1,800 products from approximately 30 manufacturers. This wide assortment of vendors and products meets our customers' needs for a cost effective link to multiple vendors' products through a single source. Among the products that we distribute are systems and networking peripherals, and components such as high capacity storage devices, CD-ROMs and CD recorders, sound cards, small computer systems interface components, video phone solutions, floppy and hard disk drives, and other miscellaneous items such as audio cabling devices and zip drives for desktop and notebook computers.

FRONTLINE NETWORK CONSULTING


Our FrontLine division was formed in May 1998 to serve the growing needs of our corporate customers with respect to their computer systems and networking needs. We provide a wide range of products and services to our customers through this division including advanced enterprise consulting, LAN/WAN design, hardware and software troubleshooting and testing, and complete Internet business solutions. Our corporate customers engage us to provide them with network and computing solutions through the following types of services:


INTEGRATION SERVICES:
Our integration center provides a static free environment where customized hardware testing and peripheral installations are performed. The expertise of our integration team, along with the flexibility of the monorail system used in the integration center, gives us the capability to create completely integrated networking schemes on any available topology.

INTERNET/ENTHRONED SERVICES:
Our Internet business consultants help our customers solve business problems with Internet based solutions. Among the services provided in this area are web site content selection and design, development of Internet usage polices, browser customization, software support, development of risk management processes with respect to security concerns, Internet training, and return on investment studies.

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IT CONSULTING:

In order to assist our clients in making the most of their technology investments, we help develop and implement strategic technology plans that allow clients to maximize the use of their technology dollars. Among the areas addressed in such plans are life cycle management, network analysis, and business continuity planning in the event of an information flow interruption.


PROCUREMENT:


By taking advantage of the relationships established between manufacturers and our wholesale distribution business, our FrontLine division is able to provide specialty procurement services to our corporate customers. FrontLine professionals manage the details of receiving, configuring, testing, and shipping integrated systems for our customers, and assist them in dealing with issues such as product availability forecasting, redeployment and disposal of technology assets, warehousing, and packaging, tracking, and confirmation of shipments. Our procurement services afford an additional benefit to our customers by providing a single source for software and hardware orders, and by making available volume discounts which might otherwise be unavailable to them.

TECHNICAL SERVICES:
Many of our customers technical service needs go beyond merely fixing hardware. Our technicians provide a range of technical support from on-site service to carry in depot service. Among the technical services we provide are: asset management with inventory tracking and virus check services; on site desktop support; warranty verification and tracking; and desktop deployment and installation.

STRATEGIC PARTNERSHIPS

One of the factors that permits us to provide our FrontLine corporate customers with a high level of service is the development of strategic partnerships with leading manufacturers such as Intel, CISCO Systems, Cabletron, BayNetworks, Microsoft, Wyse Technology, Compaq, Hewlitt-Packard, IBM, Novell, and 3Com. Certification from these manufacturers is based on their recognition of our expertise at implementing their client computing solutions, and allows us to offer our customers the products that they are currently using, along with continuous education regarding each product and the applications for which it is used.

We believe that forming relationships with suppliers is important in providing us with credibility in contacting large corporate clients. These relationships also provide us with access to the resources and support of these suppliers in FrontLine's initial sales and marketing efforts, and in the post-sale and installation stages.

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PLANS FOR EXPANSION

Our plans to expand our wholesale distribution business include:

     + enhancing existing relationships and establishing additional strategic relationships with master distributors and manufacturers, both domestically and abroad;

     + adding additional branded product lines and offering a wider range of products, such as networking and high end 3-D graphics products; and

     + actively focusing on building our international sales through advertising in international markets.

Our strategy for developing our FrontLine division includes:

     + applying monetary and human resources to increase the division's economic contribution over the next several years;

     + continuing to seek certification from additional suppliers, and actively contacting potential corporate customers that need to implement, enhance, or replace their management information systems; and

     + increasing our partnering relationships with independent technology consultants, which will expose us to a new customer base and provide us with additional consulting talent.

In addition to expanding our computer products and FrontLine groups, we also intend to utilize our management's extensive network of industry contacts to explore possible acquisition candidates and opportunities. There can be no assurance that we will identify any acquisition opportunities, or if such opportunities are presented, that they can be acquired on acceptable terms and conditions.

VENDORS

DIRECT PURCHASING

Our strong financial and industry positions have enabled us to obtain contracts with many leading manufacturers, including Creative Labs, Logitech, Toshiba, Sony, TEAC, and Labtech. We purchase our products directly from such manufacturers, generally on a non-exclusive basis. We believe that our agreements with the manufacturers are in forms customarily used by each manufacturer. The agreements typically contain provisions allowing termination by either party without prior notice, and generally do not require us to sell a specific quantity of products or restrict us from selling products manufactured by competitors. As a result, we generally have the flexibility to terminate or curtail sales of one product line in favor of another product line if we consider it appropriate to do so because of technological change, pricing considerations, product availability, customer demand, or vendor distribution policies.

                                       6
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DISTRIBUTION

From our central warehouse facility in Milpitas, California, we distribute microcomputer products throughout the United States and foreign countries, including Canada, the United Kingdom, France, Russia and Israel. A minority of our distribution agreements are limited by territory. In those cases, however, North America is usually the territory granted to us. We will continue to seek to expand the geographical scope of our distributor arrangements.

CUSTOMERS

WHOLESALE DISTRIBUTION CUSTOMERS

Approximately 80% of our wholesale distribution customer base consists of customers that integrate systems or subsystems or upgrade kits. Approximately 5% are wholesalers, and the rest are value added resellers ("VARs"). The VAR market segment is attractive because VARs generally rely on distributors as their principal source of computer products and financing as they typically do not have the resources to establish a large number of direct purchasing relationships or stock significant product inventories. Corporate resellers, retailers and direct marketers may establish direct relationships with manufacturers for their more popular products, but like VARs, rely on distributors as the primary source for other product requirements and as an alternative source for directly acquired products.

We target customers by addressing their specific needs relative to product knowledge and technology, including the special needs of resellers doing business over the Internet or the electronic commerce market. These customers have Internet websites where orders, order acknowledgments, invoices, customized pricing information and other industry standard and electronic commerce transactions are consummated. We provide inventory and product support for such customers, and also provide resellers with a high level of service through our pre and post sale technical support, electronic commerce tools, customized shipping documents, product configuration services, and financing programs.

FRONTLINE CUSTOMERS

Our corporate information system group targets a very wide range of customers, including almost any entity that uses network system services. Since the formation of the division, we have completed projects for clients in industries ranging from manufacturing to financial services to government agencies.

SALES AND MARKETING


         Our sales are generated by a telemarketing sales force, which consisted of approximately 30 persons as of March 1, 1999 in sales offices located in Milpitas, California.


         Members of the sales staff are trained through intensive in-house sales training programs, along with vendor-sponsored product seminars. This training allows sales personnel to provide our customers with product information and use their marketing expertise to answer our customers' questions about important new product considerations, such as compatibility and capability, while offering advice on which products meet specific performance and price criteria. Our

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salespeople are able to analyze quickly our extensive inventory through a sophisticated management information system and recommend the most appropriate cost-effective systems and hardware for each customer--whether a full-line retailer or an industry-specific reseller.

         The sales force is organized in teams generally consisting of a minimum of three people. We believe that teams provide superior customer service because customers can contact one of several people. Moreover, the long-term nature of our customer relationships is better served by teams that increase the depth of the relationship and improve the consistency of service. It has been our experience that the team approach results in superior customer service and better employee morale.

         We provide compensation incentives to our salespeople, thus encouraging them to increase their product knowledge and to establish long-term relationships with existing and new customers. Customers can telephone their salespersons using a toll-free number. Salespeople initiate calls to introduce our existing customers to new products and to solicit orders. In addition, salespeople seek to develop new customer relationships by using targeted mailing lists, vendor leads and telephone directories of various cities.

         The telemarketing salespersons are supported by a variety of marketing programs. For example, we regularly sponsor shows for our resellers where we demonstrate new product offerings and discusses industry developments. Also, our in-house marketing staff prepares catalogs that list available products and routinely produces marketing materials and advertisements.

         We pride ourselves on being service oriented and have a number of on-going value-added services intended to benefit both our vendors and its resellers. For example, we are committed to training our salespeople to be technically knowledgeable about the products they sell. This core competency supplements the sophisticated technical support and configuration services also provided. Salespeople who are knowledgeable about the products they sell often can assist in the configuration of microcomputer systems according to specifications given by the resellers. We believe that our salespersons' ability to listen to a reseller's needs and recommend a cost-efficient solution strengthens the relationship between the salesperson and his or her reseller and promotes customer loyalty to a vendor's products. In addition, we provide such other value-added services as new product descriptions and technical education programs for resellers.

         Our management continually evaluates our product mix and the needs of our customers in order to minimize inventory obsolescence and carrying costs. Our rapid delivery terms are available to all of our customers, and we seek to pass through our cost effective shipping and handling expenses to our customers.

COMPETITION

WHOLESALE DISTRIBUTION

We operate in a market characterized by intense competition, both in the United States and internationally. Competition within the wholesale distribution industry is based on product availability, credit availability, price, speed and accuracy of delivery, effectiveness of sales and marketing programs, ability to tailor specific solutions to customer needs, quality and breadth of product lines and services, and the availability of product and technical support information. We believe that we are equipped to compete effectively with other distributors in these areas. Principal regional competitors in the wholesale

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distribution industry include Greenleaf Distribution, Asia Source and Cynnex
Information Technology, Inc., all of which are privately held companies. Among our principal regional and multi-regional publicly held competitors are Ingram Micro Inc., and Tech Data Corporation. We also compete with manufacturers that sell directly to resellers and end-users.

FRONTLINE

Competition within the corporate information systems industry is based primarily on flexibility in providing customized network solutions, resources and contracts to provide products for integrated systems and consultant and employee expertise needed to optimize network performance and stability. Our principal competitors in the corporate information systems industry include MicroAge and SARCOM. We believe that we are equipped to compete effectively with our competitors in this industry; however, most of our competitors have far greater resources of capital, marketing and personnel than we have.

ASSET MANAGEMENT

INVENTORY LEVELS

We maintain sufficient quantities of product inventories to achieve high order fill rates, and believe that price protection and stock return privileges provided by suppliers substantially mitigate the risks associated with slow moving and obsolete inventory. We also operate a computerized inventory system that allows us to look at and deal with slow moving inventory. If a supplier reduces its prices on certain products, we generally receive a credit for such products in our inventory. In addition, we have the right to return a certain percentage of purchases, subject to certain limitations. Historically, price protection, stock return privileges, and inventory management procedures have helped to reduce the risk of a significant decline in the value of inventory.

We have established reserves for estimated losses due to obsolete inventory in the normal course of business, and historically, we have not experienced losses materially in excess of our established reserves. Inventory levels may vary from period to period due in part to the addition of new suppliers or large purchases of inventory due to favorable terms offered by suppliers.

CREDIT TERMS

We offer various credit terms including open account, flooring arrangements, and credit card payment to qualifying customers. We closely monitor our customers' creditworthiness, and in most markets, utilize various levels of credit insurance to control credit risks and enable us to extend higher levels of credit. We also established reserves for estimated credit losses in the normal course of business.

                                       9
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RISK FACTORS

ABILITY TO RESPOND TO TECHNOLOGY CHANGES

The market for computer systems and products is characterized by constant technological change, frequent new product introductions and evolving industry standards. Our future success is dependent upon the continuation of a number of trends in the computer industry, including the migration by end-users to multi-vendor and multi-system computing environments, the overall increase in the sophistication and interdependency of computing technology, and a focus by managers on cost-efficient information technology management. We believe these trends have resulted in a movement toward outsourcing and an increased demand for product and support service providers that have the ability to provide a broad range of multi-vendor product and support services. There can be no assurance these trends will continue into the future. Any failure to anticipate or respond adequately to technological developments and customer requirements could have a material adverse effect on our business, operating results and financial condition.

INVENTORY VALUE

As a distributor, we incur the risk that the value of our inventory will be affected by industry wide forces. Rapid technology change is commonplace in the industry and can quickly diminish the marketability of certain items, whose functionality and demand decline with the appearance of new products. These changes and price reductions by vendors may cause rapid obsolescence of inventory and corresponding valuation reductions in that inventory. Accordingly, we seek provisions in our vendor agreements common to industry practice which provide price protections or credits for declines in inventory value, and the right to return unsold inventory. No assurance can be given, however, that we can negotiate such provisions in each of our contracts or that such industry practice will continue.

WARRANTIES

Our suppliers generally warrant the products we distribute and allow us to return defective products, including those that have been returned to us by our customers. We do not independently warrant the products which we distribute, except that we do warrant our services with regard to the products which we configure for our customers, and products that we build to order from components purchased from other sources. Historically, our warranty costs have been insignificant.

COMPETITION

The computer services industry is intensely competitive and many of our competitors have capital, marketing expertise and personnel resources far superior to that of ours. There can be no assurance that we will be able to compete successfully in the future or that competitive pressures will not result in price reductions or other developments in our market which could have a material adverse effect on our business.

RECRUITMENT AND RETENTION OF TECHNICAL PERSONNEL

We depend upon an ability to attract, hire and retain technical personnel who possess the skills and experience necessary to meet our personnel needs and the staffing requirements of our clients. Competition for individuals with proven technical skills is intense, and the computer industry in general experiences a high rate of attrition of such personnel. We compete for such individuals with other systems integrators and providers of outsourcing services as well as temporary personnel agencies, computer systems consultants, clients and potential clients. Failure to attract and retain sufficient technical personnel would have a material adverse effect on our business, operating results and financial condition

YEAR 2000 RISKS

The Year 2000 problem concerns the inability of certain computer systems to appropriately recognize the year 2000 when the last two digits of the year are entered in the date field. We have assessed our Year 2000 requirements and believe that expenditures necessary to make our major computer systems and some non-critical programs Year 2000 compliant will be immaterial. There can be no assurance at this point, however, that the Year 2000 problem will not have a material adverse effect upon our operating results and financial condition. For more information on our assessment of the Year 2000 risk, please see "Year 2000" in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation" in this Registration Statement.

DEPENDENCE ON CONTINUED MANUFACTURER CERTIFICATION

The future success of our FrontLine business depends in part on our continued certification from leading manufacturers. Without such authorizations, we would be unable to provide the range of services currently offered. There can be no assurance that such manufacturers will continue to certify us as an approved service provider, and the loss of one or more of such authorizations could have a material adverse effect on our FrontLine business, operating results or financial condition

DEPENDENCE ON SUPPLIERS


One supplier accounted for approximately 18%, 20% and 30% of our total purchases for the years ended December 31, 1998, 1997 and 1996, respectively. During the year ended December 31, 1998, one additional supplier accounted for approximately 13% of our total purchases. Although we have not experienced significant problems with suppliers, there can be no assurance that such relationships will continue or, in the event of a termination of our relationship with any given supplier, that we would be able to obtain alternative sources of supply on comparable terms without a material disruption in our ability to provide products and services to our clients. This may cause a possible loss of sales that could adversely affect our operating results.


PROJECT RISKS

The nature of our engagements exposes us to a variety of risks. Many of our engagements involve projects that are critical to the operations of our clients' businesses. Our failure or inability to meet a client's expectations in the performance of our services or to do so in the time frame required by such client could result in a claim for substantial damages, regardless of whether we were responsible for such failure. We are in the business of employing people and placing them in the workplace of other businesses. Therefore, we are also exposed to liability with respect to actions taken by our employees while on assignment, such as damages caused by employee errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and

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harassment, theft of client property, other criminal activity or torts and other claims. Although we maintain general liability insurance coverage in the aggregate amount of $4,000,000, there can be no assurance that such coverage will continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL


Our continued success will depend to a significant extent upon our senior management, including Theodore Li, our President. The loss of the services of Mr. Li, or one or more other key employees could have a material adverse effect on our business, financial condition or operating results. We do not have key man insurance on the lives of any of our senior management.


EMPLOYEES


         At March 1, 1999, we had approximately 90 full time employees, all of whom are non-union, and three executive officers.


FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES.

         The Company has no foreign operations. While we distribute computer products abroad, we do not segregate export sales from domestic sales.

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
                          ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA.


         The following table contains certain selected financial data of the Company and is qualified by the more detailed consolidated financial statements and the notes thereto provided in this Registration Statement. The financial data as of and for the years ended December 31, 1996 and 1997, have been derived from the Company's consolidated financial statements, which statements were audited by Meredith, Cardozo, Lanz and Chiu LLP. The financial data as of and for the year ended December 31, 1998, has been derived from the Company's consolidated financial statements, which were audited by BDO Seidman, LLP. The consolidated financial statements are included elsewhere in this Registration Statement. The financial data as of and for the years ended December 31, 1995 and 1994 have been derived from the Company's unaudited financial statements.

 Statement of
Operations Data                                Fiscal Year Ended December 31
                          ----------------------------------------------------------------
                               1998         1997        1996         1995         1994
                               ----         ----        ----         ----         ----
                                                                  (unaudited)  (unaudited)
Net Sales                 $105,431,200  $96,388,500  $94,256,600  $58,714,600  $30,427,300
Net Income                   1,813,000    1,246,900    2,363,400    1,497,800      780,200
Net Income per share
to Common Shareholders -
Basic and Diluted                 0.19         0.14         0.26         0.17         0.09

Balance Sheet Data                                    December 31,
                          ----------------------------------------------------------------
                               1998         1997        1996         1995         1994
                               ----         ----        ----         ----         ----
                                                                  (unaudited)  (unaudited)
Current Assets            $16,731,800   $10,847,800  $9,951,600   $8,692,500  $4,701,800
Current Liabilities         8,955,100     5,116,900   5,652,900    8,063,300   2,897,900
Total Assets               20,874,700    15,019,500  10,929,100    8,820,800   4,807,500
Long-Term Debt              3,377,100     3,428,400          --           --     803,000
Total Liabilities          12,363,700     8,576,300   5,842,600    6,216,400   3,700,900
Shareholders' Equity        8,511,000     6,443,200   5,086,500    2,604,400   1,106,600


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.

COMPANY OVERVIEW

         Pacific Magtron International Corp., a Nevada corporation (the "Company" or "Pacific Magtron") is an integrated solutions provider of computer related equipment and services. The Company's primary business is the wholesale distribution of computer and related hardware components and software for personal computers to value added resellers, retailers, systems integrators, original equipment manufacturers, independent hardware and software vendors, consultants, and contractors. In May 1998, the Company formed a corporate information systems group called FrontLine Network Consulting ("FrontLine") with the goal of serving the networking and personal computer requirements of corporate customers. As used herein and unless otherwise indicated, the terms "Company" "we" and "our" refer to Pacific Magtron International Corp. and each of its operating divisions and subsidiaries.

OPERATING RESULTS


FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED
DECEMBER 31, 1997

         Sales for the year ended December 31, 1998 were $105,431,200, an increase of $9,042,700, or approximately 9%, compared to $96,388,500 for the year ended December 31, 1997. Sales increased primarily due to increased market share achieved through expanded marketing efforts by the Company's computer products group. In addition, approximately $1,524,000 of the sales earned by the Company in 1998 were attributable to the new FrontLine division that was formed in May 1998 to serve the networking and personal computer requirements of corporate customers.

         Gross margin for the year ended December 31, 1998 was $7,128,200, an increase of $1,104,400, or 18%, compared to $6,023,800 for the year ended December 31, 1997. The gross margin as a percentage of sales increased from 6.2% for the year ended December 31, 1997 to 6.8% for the year ended December 31, 1998. This increase in the gross margin percentage arose primarily as a result of better cost controls and the focus on marketing product lines with a higher gross margin. The results of the FrontLine division had a minimal effect on the gross margin in 1998 because FrontLine was formed in May 1998 and was in the early stages of developing its customer base during the remainder of that year.

         Selling, general and administrative expenses for the year ended December 31, 1998 were $3,986,100, an increase of $134,500, or 3%, compared to $3,851,600 for the year ended December 31, 1997. The noted increase is primarily a result of the expansion of the Company's business, including the ramp-up of the Company's FrontLine division during 1998. In addition, the Company incurred additional expenses in 1998 in connection with the transition to an active publicly traded company. The noted increase is somewhat offset by a decrease in compensation expense to officers as no bonuses were paid to the officers of the Company in 1998 while $500,000 of bonuses were paid to the officers of the Company in 1997. As a percentage of sales, selling, general and administrative expenses decreased to 3.78% in the year ended December 31, 1998 as compared to 4.00% in the year ended December 31, 1997 reflecting a better absorption of the fixed cost component of selling, general and administrative expenses.

         Income from operations for the year ended December 31, 1998 was $3,142,100, an increase of $969,900, or 45%, as compared to $2,172,200 for the year ended December 31, 1997. As a percentage of sales, income from operations increased to 2.98% for the year ended December 31, 1998 as compared to 2.25% for the year ended December 31, 1997. This increase was primarily due to normal business growth and the addition of higher margin product lines which resulted in higher gross margin (as a percentage of sales and in absolute dollars) and a better absorption of the fixed cost component of selling, general and administrative expenses.

         Interest expense for the year ended December 31, 1998 was $278,600, an increase of $40,000 or 17%, compared to $238,600 for the year ended December 31, 1997. This increase was due to an entire year of mortgage interest paid in 1998 for the Company's new office building which was purchased during 1997. Interest income increased from $158,800 for the year ended December 31, 1997 to $177,400 for the year ended December 31, 1998, an increase of $18,600, or 12%, which was principally due to better cash management.


FISCAL YEAR ENDED DECEMBER 31, 1997 COMPARED TO FISCAL YEAR ENDED
DECEMBER 31, 1996

         Revenue for fiscal 1997 was $96,388,500, an increase of $2,131,900, or approximately 2.3%, compared to $94,256,600 for fiscal 1996. Revenues increased chiefly as a result of expanded marketing efforts.

         Gross profit for fiscal 1997 was $6,023,800, a decrease of $371,500, or 5.8%, compared to $6,395,300 for fiscal 1996. This decrease in gross margin to 6.2% for fiscal 1997 from 6.8% for fiscal 1996 was primarily the result of pressures on sales prices due to increased competition.


         Selling, general and administrative expenses for fiscal 1997 were $3,851,600, an increase of $1,339,900, or 53.3%, compared to $2,511,700 for fiscal 1996. As a percentage of revenue, selling, general and administrative expenses increased to 4% in fiscal 1997 from 2.7% in fiscal 1996. The increase was primarily due to the expansion of the Company's business, the hiring of twenty additional employees which increased the Company's workforce by 30%, and payment of bonuses to the Company's officers in the sum of $500,000.

         Income from operations for fiscal 1997 was $2,172,200, a decrease of $1,711,400, compared to $3,883,600 for fiscal 1996. As a percentage of revenue, income from operations decreased to 2.3% in fiscal 1997 as compared to 4.1% for fiscal 1996. The decrease resulted primarily from a narrowing of profit margins due to competition and an increase of selling, general and administrative expenses resulting from the expansion of the Company's business.


         Interest expense for fiscal 1997 was $238,600, an increase of $200,700, or 530%, compared to $37,900 for fiscal 1996. This increase resulted primarily from mortgage interest paid for the new office building. Interest income increased from $129,800 for fiscal 1996 to $158,800 for fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES


         Net cash used in operating activities during the year ended December 31, 1998 was $2,191,300, which reflected the net effect of increases in accounts receivable and inventories and was partially offset by the net income for the period and an increase in accounts payable. The increase in the Company's accounts receivable, inventory and accounts payable is attributable to the Company's expansion of its product lines and growth in sales. The Company does not believe that these increases represent a long-term trend which will adversely affect liquidity. Net cash provided by operating activities during fiscal 1997 was $412,100, a decrease of $1,896,900, compared to $2,309,000 in fiscal 1996. The net cash provided by operating activities in fiscal 1997 reflects net income for the year and a decrease in inventories that was mostly offset by the decrease in accounts payable and income tax payable and increase in accounts receivable.

         Net cash used in investing activities was $91,000 for the year ended December 31, 1998, primarily reflecting cash used for the acquisition of property and equipment and advances made on a note receivable. Net cash provided by investing activities in fiscal 1997 was $13,600, primarily resulting from a decrease in other assets compared to a use of net cash for investing activities in fiscal 1996 of $699,400, which was due mainly to a deposit made on the new office building.

         Net cash provided by financing activities was $2,216,500 for the year ended December 31, 1998, primarily from the increase in floor plan inventory loans, which was partially offset by payment of the mortgage loans for the office building. The Company was able to obtain favorable financing terms on its floor plan inventory loan during the second half of 1998, which allowed the Company to increase the amount and number of lines of its inventory as part of its plan to increase sales in 1998. The $7.0 million inventory loan is collateralized by the inventory purchased, proceeds from the sale of the inventory and a personal guarantee by one of the Company's principal shareholders. The outstanding balance of the inventory loan at December 31, 1998 was $2,305,000 and the loan is subject to 45-day repayment terms, at which time interest begins to accrue at the prime rate, which was 7.75% as of December 31, 1998. Net cash used in financing activities was $117,700 for fiscal 1997 as compared to net cash provided by financing of $75,500 in fiscal 1996, a change of approximately $193,200. The fluctuation is due primarily to the 1997 decrease in the floor plan inventory loans, payment of a loan fee and principal payments on the loan received from a bank for the office building.

         As of December 31, 1998 the Company's material commitments for capital expenditures consisted of approximately $350,000 for improvements to the building owned and occupied by the Company. The Company believes that the cash flow from operations and borrowing available under its $7.0 million inventory floor plan loan will satisfy the Company's anticipated requirements for working capital through at least the next 12 months.


RECENT ACCOUNTING PRONOUNCEMENTS


         In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

         Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

INFLATION

         Inflation has not had a material effect upon the Company's results of operations to date. In the event the rate of inflation should accelerate in the future, it is expected that costs in connection with the provision by the Company of its services and products will increase, and, to the extent such increased costs are not offset by increased revenues, the operations of the Company may be adversely affected.

YEAR 2000

         The Year 2000 problem concerns the inability of certain computer systems to appropriately recognize the Year 2000 when the last two digits of the year are entered in the date field. The Company's date critical functions related to the Year 2000 and beyond, such as sales, distribution, purchasing, inventory control, merchandise, planning and replenishment, facilities, and financial systems, may be adversely affected unless these computer systems are or become Year 2000 compliant.


         The Company's management is in the process of assessing the Company's Year 2000 requirements and believes that expenditures necessary to make the Company's major computer systems and some non-critical programs Year 2000 compliant will be immaterial. The Company estimates that a complete assessment of all of its information technology and non-information technology systems will have been evaluated for Year 2000 problems on or before July 31, 1999. The Company estimates that the total cost of identifying and addressing Year 2000 problems will be $75,000, of which $10,000 has been spent or incurred to date.

         The Company has not yet developed a contingency plan for dealing with the worst case scenario, and such scenario has not yet been clearly identified. The Company plans to complete such an analysis by July 31, 1999 in order to minimize the risks associated with potential Year 2000 disruptions, including assessing the need to locate alternate vendors or service providers.

         The Company's Year 2000 compliance is partially dependent upon key third parties also being Year 2000 compliant on a timely basis. The Company could be adversely affected by the Year 2000 problem if computer systems of third parties such as banks, suppliers and others with whom the Company does business fail to address the Year 2000 problem successfully. For example, the Company may be adversely affected by, among other things, warranty and other claims made by the Company's suppliers related to product failures caused by the Year 2000 problem, the disruption or inaccuracy of data provided to the Company by non-Year 2000 compliant third parties, and the failure of the Company's service providers to become Year 2000 compliant.

         In an effort to evaluate and reduce its exposure in this area, the Company intends to make an inquiry of its vendors and other business partners about their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000. In particular, the Company will seek to obtain statements from a substantial majority of its suppliers that certain of their products are Year 2000 compliant, can be upgraded to meet Year 2000 demands, or do not affect "date sensitive" information. The Company estimates that this process, including analysis of responses and follow up interviews will be complete on or before June 30, 1999.


         The Company's management believes that the purchasing patterns of customers and prospective customers might be affected by Year 2000 issues. Many companies may need to modify or upgrade their information systems to address the Year 2000 problem. The effects of this issue and of the efforts by other companies to address it are unclear. Many companies are expending significant resources to correct their current software systems for Year 2000 compliance. These expenditures might result in reduced funds available to purchase services and products such as those that the Company offers.


         The Company has no reason to believe that its exposure to the risks of lack of supplier and customer Year 2000 readiness is any greater than the exposure to such risks that affect its competitors generally. However, if a significant number of the Company's key suppliers, customers and other business partners experience business disruptions as a result of their lack of Year 2000 readiness, their problems could have a material adverse effect on the financial position and operations of the Company. In addition, if all Year 2000 issues within the Company's business are not properly identified, there can be no assurance that the Year 2000 issue will not have a material adverse effect on the Company's results of operations or financial position.

         The Company's cost estimates and time frames will be influenced by its ability to identify Year 2000 problems, the nature of programming required to fix any problems, and the compliance success of third parties. For those reasons, no assurance can be given at this point that the Company's computer system will be Year 2000 compliant in a timely manner or that the Company will not incur significant additional expenses pursuing Year 2000 compliance.

FORWARD LOOKING INFORMATION

         This Registration Statement contains certain forward-looking statements and information. The cautionary statements made herein should be read as being applicable to all related forward- looking statements wherever they appear. Forward-looking statements, by their very nature, include risks and uncertainties. Accordingly, our actual results could differ materially from those discussed herein. A wide variety of factors could cause or contribute to such differences and could adversely impact revenues, profitability, cash flows and capital needs. Such factors, many of which are beyond our control, include the following: our success in obtaining new contracts; the volume and type of work orders that are received under such contracts; the accuracy of the cost estimates for the projects; our ability to complete the project on time and within budget; levels of, and ability to collect accounts receivable; availability of trained personnel and utilization of our capacity to complete work; competition and competitive pressures on pricing; and economic conditions in the United States and in the regions served.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is not exposed to material risk based on interest rate fluctuation, exchange rate fluctuation, or commodity price fluctuation.

                         ITEM 3. DESCRIPTION OF PROPERTY


         The Company owns property located at 1600 California Circle, Milpitas, California 95035, subject to mortgages in the amount of $3,428,300 at December 31, 1998. This property is the location of our executive office and warehouse and is suitable for the current size and nature of the Company's operations.


                ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth information, as of March 1, 1999, with respect to the number of shares of Common Stock of the Company beneficially owned by individual directors, by all directors and officers of the Company as a group, and by persons known to own more than 5% of the Company's Common Stock. The Company has no other class of voting stock outstanding.


NAME OF BENEFICIAL                                            PERCENT OF  COMMON
OWNER AND ADDRESS                   NUMBER OF SHARES              STOCK OWNED
-----------------                   ----------------              -----------
Theodore S. Li                            4,500,000                   45%
1600 California Circle
Milpitas, California 95035

Hui "Cynthia" Lee                         4,500,000                   45%
1600 California Circle
Milpitas, California 95035

Betty Li (1)                                    -0-                   -0-
1600 California Circle
Milpitas, California 95035

Jey Hsin Yao (2)                                -0-                   -0-
1600 California Circle
Milpitas, California 95035

All Directors and Officers as a           9,000,000                   90%
Group (four persons)

----------
(1) Betty Li is the wife of Theodore S. Li.
(2) Jey Hsin Yao is the husband of Cynthia Lee.

                    ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth certain information with respect to directors and executive officers of the Company with the year in which each director's term expires in parentheses.

   NAME                AGE        POSITION WITH THE COMPANY AND TENURE
   ----                ---        ------------------------------------

Theodore S. Li         41         Director, President and Treasurer since 1998.
                                           (1999)

Hui "Cynthia" Lee      36         Director and Secretary since 1998. (1999)

Betty Li (1)           37         Director since 1998. (1999)

Jey Hsin Yao (2)       36         Director since 1998. (1999)

----------
(1) Betty Li is the wife of Theodore S. Li.
(2) Jey Hsin Yao is the husband of Cynthia Lee.

         THEODORE S. LI has served as the President, Treasurer and a Director of the Company since 1998 and as the President and a Director of PMI since 1995. He is responsible for the Company's operations, technical functions and finance.

         HUI "CYNTHIA" LEE has served as the Secretary and a Director of the Company since 1998, and as a Director and Vice President, Sales and Purchasing of PMI since 1994. She is responsible for the Company's sales and purchasing functions.

         BETTY LI has served as a Director of the Company since 1998, and as a Director of PMI since 1995. She has been an engineer with Motorola since 1988.

         JEY HSIN YAO has served as a Director of the Company since 1998, and as the Secretary and a Director of PMI since 1995. He has been employed at Fujitsu as a senior researcher since 1992.

                         ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth all cash compensation paid by the Company to the chief executive officer and the most highly compensated executive officers and key employees whose total remuneration exceeded $100,000 for services rendered in all capacities to the Company during the last three completed fiscal years.

                             Annual Compensation             Long-Term Compensation
                          --------------------------  ---------------------------------------
                                                              Awards           Payouts
                                                      --------------------  -----------------
                                              Other                                     All
Name and                                      Annual  Restricted                       Other
Principal                                     Compen-   Stock     Options/   LTIP     Compen-
Positions        Year(1)  Salary     Bonus    sation   Award(s)    SARs     Payouts   sation(2)
---------        -------  ------     -----    ------   --------    ----     -------   ---------
Theodore S. Li    1998   $120,000        --     --       --         --         --     $19,000
President,        1997    120,000  $250,000     --       --         --         --      19,000
Treasurer and     1996    120,000        --     --       --         --         --      19,000
Director

Hui "Cynthia"     1998     97,500        --     --       --         --         --      19,000
Lee, Secretary    1997     75,540   250,000     --       --         --         --      19,000
and Director      1996         --        --     --       --         --         --      19,000

----------
(1) The amounts set forth for the fiscal years 1997 and 1996 reflect compensation as executive officers of PMI. The amounts set forth for 1998 represent compensation paid by PMI from January 1, 1998 to July 17, 1998, and compensation paid by the Company from July 18, 1998 through December 31, 1998.

(2) The amounts set forth in this column are the estimated automobile allowances received by the persons in the table.

STOCK OPTION PLAN STOCK OPTION PLAN

         The Company adopted the 1998 Stock Option Plan (the "1998 Plan") on July 16, 1998. Under the 1998 Plan, 1,000,000 shares of the Company's Common Stock are reserved for issuance. The 1998 Plan authorizes the Company to grant to key employees and directors of the Company incentive stock options and non-qualified stock options to purchase shares of Common Stock.

         The objectives of the 1998 Plan are to provide incentives to key employees and to directors to achieve financial results aimed at increasing shareholder value and attracting talented individuals to the Company. The Board of Directors, or a Compensation Committee that may be formed by the Board and comprised of non-employee directors, will administer the 1998 Plan and make the initial determinations and recommendations to the Board as to the persons to whom options will be granted and the amount, terms, conditions, and restrictions of such awards. Although the 1998 Plan does not specify what portion of the shares may be awarded in the form of incentive stock options or non-statutory options, it is anticipated that a substantially greater number of incentive stock options will be awarded under the 1998 Plan. Incentive stock options awarded to employees of the Company are qualified stock options under the Internal Revenue Code. Further, the 1998 Plan is a stock option plan meeting the requirements of Rule 16b-3 ("Rule 16b-3") promulgated under the Securities and Exchange Act of 1934, as amended ("Exchange Act"). Persons eligible to be granted incentive stock options under the 1998 Plan will be those employees of the Company whose performance, in the judgment of the Board or Compensation Committee, can have significant effect on the success of the Company.

         The 1998 Plan will be administered by the Board of Directors or by a Compensation Committee established by the Board. The Board or the Committee will have authority to interpret the Plan's provisions, to establish and amend rules for its administration and to make decisions or recommendations to the Board, in the case of the Committee, as to the types and amounts of awards to be made pursuant to the Plan, subject to the Plan's limitations.

         Incentive stock options may be granted under the Plan for terms of up to ten years and at exercise prices at least equal to 100% of the fair market value of the Common Stock as of the date of grant, except that incentive stock options granted to any person who owns, immediately after such grant, stock possessing more than 10% of the combined voting power of all classes of the Company's stock or of any parent or subsidiary corporation must have an exercise price at least equal to 110% of the fair market value of the Common Stock on the date of grant. Non-Statutory stock options will have exercise prices as determined by the Compensation Committee or the Board. The aggregate fair market value, determined as of the time an incentive stock option is granted, of the Common Stock with respect to which incentive stock options are exercisable by an employee for the first time during any calendar year, shall not exceed $100,000. There is no aggregate dollar limitation on the amount of non-statutory stock options which may be exercisable for the first time by an optionee during any calendar year. Payment of the exercise price for any option may be in cash, by withheld shares which upon exercise of an option having a fair market value at the time the option is exercised equal to the option price (plus applicable withholding tax) or in the form of shares of the Company's Common Stock. Any option granted under the Plan will expire at the time fixed by the Board or the Committee, which will not be more than ten years after the date it is granted or, in the case of any person who owns more than 10% of the combined voting power of all classes of the Company's stock or of any subsidiary corporation, not more than five years after the date of grant. The Board or the Compensation Committee may also specify when all or part of an option becomes exercisable, but in the absence of such specification, the option will ordinarily be exercisable in whole or part at any time during its term. Subject to the foregoing, the Board or the Compensation Committee may accelerate the exercisability of any option in its discretion.

         Options granted under the Plan are not assignable. Incentive Stock Options may be exercised only while the optionee is employed by the Company or within twelve months after termination by reason of death, within twelve months after the date of disability, or within three months after termination for any other reason.


         As of the date of this Registration Statement, 176,780 options to purchase shares have been granted by the Company under the Plan to employees, none of whom are officers or directors. Of the options granted, 31,200 are exercisable at $2.42 per share for a term of three years commencing March 1998, 44,200 are exercisable at $2.42 per share for a term of four years commencing March 1998, 41,948 are exercisable at $4.00 per share for a term of three years commencing November 1998, and 59,432 are exercisable at $4.00 per share for a term of four years commencing November 1998.


DIRECTOR COMPENSATION

         Directors currently receive no cash compensation for their services in that capacity. Reasonable out of pocket expenses may be reimbursed to directors in connection with attendance at meetings.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         The Company has two notes receivable outstanding, each in the original principal amount of $90,000, payable by Theodore Li and Cynthia Lee. The notes bear interest at an annual rate of five percent (5%) and had an original term of three years, which has been extended to a term of four years maturing on October 9, 1999. The principal and interest balance on the two notes combined as of December 31, 1998 was $268,100.


                            ITEM 8. LEGAL PROCEEDINGS

         None.

            ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our Common Stock was not traded until July 10, 1998. From such date to the present our Common Stock has been trading on the Nasdaq OTC Bulletin Board.

MARKET INFORMATION


YEAR ENDED DECEMBER 31, 1998                            LOW          HIGH
----------------------------                            ---          ----

         Third Quarter (commencing July 10, 1998)       $3.00        $7.875
         Fourth Quarter                                  4.00         6.00

NUMBER OF SHAREHOLDERS

         The number of beneficial holders of the Common Stock of the Company as of the close of business on March 1, 1999 was approximately 290.


DIVIDEND POLICY

         To date, the Company has declared no cash dividends on its Common Stock, and does not expect to pay cash dividends in the next term. The Company intends to retain future earnings, if any, to provide funds for operation of its business.

                ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         On July 16, 1998, the Company issued 9,000,000 restricted shares of its Common Stock in exchange for 100% of the issued and outstanding capital stock of PMI. Theodore S. Li and Hui "Cynthia" Lee were the sole shareholders of PMI, and were each issued 4,500,000 shares of the Company's Common Stock in exchange for their interest in PMI. The transaction was structured as a tax-free reorganization.

                       ITEM 11. DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue 25,000,000 shares of Common Stock, $.001 par value per share, of which 10,100,000 are outstanding as of the date of this Registration Statement.

         Holders of the Common Stock are entitled to one vote for each share owned for all matters to be voted on by the shareholders. Holders of the Common Stock are entitled to receive dividends as may be declared from time to time by the Board of Directors, and in the event of any liquidation, dissolution, or winding up of the affairs of the Corporation, are entitled to receive a pro rata share of any assets of the corporation legally available for distribution. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed for the holders of preferred stock, if and when any preferred stock is issued. The Common Stock currently outstanding is validly issued, fully paid and nonassessable.

PREFERRED STOCK

         The Company is authorized to issue 5,000,000 shares of preferred stock, par value $.001 per share, of which no shares are currently outstanding. The Preferred Stock may be issued from time to time as authorized by the Board of Directors in one or more series for such consideration and with such relative rights, privileges and preferences as the Board may determine. Accordingly, the Board has the power to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation, preferences and conversion rights for any series of preferred stock issued in the future. It is not possible to state the actual effect of the authorization of additional preferred stock upon the rights of holders of the Common Stock until the Board determines the specific rights of the holders of any additional series of preferred stock. The Board's authority to issue preferred stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes.

               ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation of the Company allow for the indemnification of directors and officers to the fullest extent permitted by Nevada law. Under a provision in the Articles of Incorporation, the Company will indemnify and pay the expenses of any person who is or was made, or threatened to be made, a party to an action or proceeding by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request or with the prior approval of the Company as a director or officer of another corporation, against any liability asserted against such person and incurred by such person in any capacity arising out of that person's status as such.

         Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         Reference is made to the Consolidated Financial Statements, together with the notes thereto and the reports thereon of BDO Seidman, LLP and Meredith, Cardozo, Lanz and Chiu LLP appearing on pages F-1 through F-22 of this Form 10.

             ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

                   ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(A)  INDEX TO FINANCIAL STATEMENTS

         Report of Independent Certified Public
         Accountants, BDO Seidman, LLP                              F-1

         Report of Independent Certified Public
         Accountants, Meredith, Cardozo, Lanz and Chiu LLP          F-2

         Consolidated Financial Statements:

         Consolidated balance sheets as of December 31, 1998
         and 1997                                                   F-3

         Consolidated statements of income for the years
         ended December 31, 1998, 1997 and 1996                     F-4

         Consolidated statements of shareholders' equity
         for the years ended December 31, 1998, 1997 and
         1996                                                       F-5

         Consolidated statements of cash flows for the years
         ended December 31, 1998, 1997 and 1996                     F-6

         Notes to consolidated financial statements                 F-7 - F-21

         Schedule I - Valuation and qualifying accounts             F-22

(b)  EXHIBITS

       Exhibit
       Number                             Description
       ------                             -----------

        2.1 Stock Purchase Agreement, dated July 17, 1998, by and between Pacific Magtron, Inc., the Shareholders of Pacific Magtron, Inc., and Wildfire Capital Corporation

        3.1     Articles of Incorporation, as Amended and Restated

        3.2     Bylaws, as Amended and Restated

        10.1    1998 Stock Option Plan

        10.2 Sony Electronics Inc. Value Added Reseller Agreement, dated May 1, 1996

        10.3 Logitech, Inc. Distribution and Installation Agreement, dated March 26, 1997

        10.4    Wells Fargo Term Note, dated February 4, 1997

        10.5    Colson Services Corp. Servicing Agent Agreement

        10.6 Creative Labs, Inc. Mutual Confidentiality and Non-Disclosure Agreement, dated September 10, 1997

        21.1    Subsidiaries

        27.1    Financial Data Schedule

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PACIFIC MAGTRON INTERNATIONAL CORP.,
                                            a Nevada corporation



Date: March 31, 1999                        By: /s/ Theodore S. Li
                                               ---------------------------------
                                                    Theodore S. Li, President
                                                    Chief Executive Officer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders
Pacific Magtron International Corp.

We have audited the accompanying consolidated balance sheet of Pacific Magtron International Corp. and subsidiary (the Company) as of December 31, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. We have also audited Schedule I - Valuation and Qualifying Accounts as of and for the year ended December 31, 1998. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit. The consolidated financial statements and schedule of Pacific Magtron International Corp. and subsidiary as of December 31, 1997 and for the years ended December 31, 1997 and 1996, were audited by Meredith, Cardozo, Lanz & Chiu LLP, whose practice has been combined with our Firm and whose report dated August 20, 1998 expressed an unqualified opinion on those statements and schedule.

We conducted our audit in accordance with generally accepted auditing principles. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Magtron International Corp. and subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Also, in our opinion, the schedule referred to above presents fairly, in all material respects, the information set forth therein as of and for the year ended December 31, 1998.


BDO Seidman, LLP

San Jose, California
February 19, 1999

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders
Pacific Magtron International Corp.

We have audited the accompanying consolidated balance sheet of Pacific Magtron International Corp. and subsidiary (the Company) as of December 31, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 1997 and 1996. We have also audited
Schedule I - Valuation and Qualifying Accounts as of and for the years ended December 31, 1997 and 1996. These consolidated statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the consolidated financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pacific Magtron International Corp. and subsidiary as of December 31, 1997, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1996, in conformity with generally accepted accounting principles.

Also, in our opinion, schedule referred to above presents fairly, in all material respects, the information set forth therein as of and for the years ended December 31, 1997 and 1996.



Meredith, Cardozo, Lanz & Chiu LLP

Milpitas, California
August 20, 1998

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                                     CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                              1998          1997
--------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents (Note 10)                 $ 3,197,100   $ 3,262,900
  Accounts receivable, net of allowance for
   doubtful accounts of $150,000 and
   $113,100 in 1998 and 1997 (Note 10)                  6,321,800     5,102,900
  Inventories                                           6,390,300     2,066,800
  Prepaid expenses and other current assets               393,200        83,200
  Notes and interest receivable from
   shareholders (Note 2)                                  268,100       204,300
  Deferred income taxes (Note 6)                          161,300       127,700
                                                      -----------   -----------

TOTAL CURRENT ASSETS                                   16,731,800    10,847,800

PROPERTY, PLANT AND EQUIPMENT, net (Notes 3 and 4)      4,038,000     4,114,800

DEPOSITS AND OTHER ASSETS                                 104,900        56,900
                                                      -----------   -----------

                                                      $20,874,700   $15,019,500
                                                      -----------   -----------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of notes payable (Note 4)           $    51,200   $    40,000
  Floor plan inventory loans (Note 5)                   2,305,000        48,400
  Accounts payable                                      6,460,300     4,938,100
  Accrued expenses                                        138,600        90,400
                                                      -----------   -----------

TOTAL CURRENT LIABILITIES                               8,955,100     5,116,900

NOTES PAYABLE, less current portion (Note 4)            3,377,100     3,428,400

DEFERRED INCOME TAXES (Note 6)                             31,500        31,000
                                                      -----------   -----------

TOTAL LIABILITIES                                      12,363,700     8,576,300
                                                      -----------   -----------

COMMITMENTS AND CONTINGENCIES (Notes 4, 5, 7, 8 and 9)

SHAREHOLDERS' EQUITY (Note 11):
  Preferred stock, $0.001 par value; 5,000,000 shares
   authorized; no shares issued and outstanding                --            --

  Common stock, $0.001 par value; 25,000,000 shares
   authorized; 10,100,000 and 9,000,000 shares
   issued and outstanding, respectively                    10,100         9,000
  Additional paid-in capital                            1,028,100       774,400
  Retained earnings                                     7,472,800     5,659,800
                                                      -----------   -----------

TOTAL SHAREHOLDERS' EQUITY                              8,511,000     6,443,200
                                                      -----------   -----------
                                                      $20,874,700   $15,019,500
                                                      ===========   ===========

                    See accompanying notes to consolidated financial statements.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                               CONSOLIDATED STATEMENTS OF INCOME


YEARS ENDED DECEMBER 31,                      1998         1997         1996
-------------------------------------------------------------------------------

SALES                                    $105,431,200  $96,388,500  $94,256,600

COST OF SALES (Note 8)                     98,303,000   90,364,700   87,861,300
                                         ------------  -----------  -----------

GROSS MARGIN                                7,128,200    6,023,800    6,395,300

SELLING, GENERAL AND ADMINISTRATIVE
 EXPENSES                                   3,986,100    3,851,600    2,511,700
                                         ------------  -----------  -----------

INCOME FROM OPERATIONS                      3,142,100    2,172,200    3,883,600
                                         ------------  -----------  -----------
OTHER EXPENSE (INCOME):
  Interest income on shareholder notes         (8,100)     (10,800)     (13,500)
  Interest income                            (169,300)    (148,000)    (116,300)
  Interest expense                            278,600      238,600       37,900
  Other                                            --       (1,600)      (4,800)
                                         ------------  -----------  -----------

TOTAL OTHER EXPENSE (INCOME)                  101,200       78,200      (96,700)
                                         ------------  -----------  -----------

INCOME BEFORE INCOME TAXES                  3,040,900    2,094,000    3,980,300

INCOME TAXES (Note 6)                       1,227,900      847,100    1,616,900
                                         ------------  -----------  -----------

NET INCOME                               $  1,813,000  $ 1,246,900  $ 2,363,400
                                         ============  ===========  ===========

Basic and diluted earnings per share     $       0.19  $      0.14  $      0.26
                                         ============  ===========  ===========
Basic weighted average common shares
 outstanding                                9,503,300    8,988,500    8,978,600

Stock options                                  33,200           --           --
                                         ------------  -----------  -----------
Diluted weighted average common shares
 outstanding                                9,536,500    8,988,500    8,978,600
                                         ============  ===========  ===========

                    See accompanying notes to consolidated financial statements.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                              Common Stock     Additional
                                           ------------------    Paid-in     Retained
                                           Shares      Amount    Capital     Earnings      Total
                                           ------      ------    -------     --------      -----
BALANCES, January 1, 1996                 8,936,373   $ 9,000  $  621,300   $2,049,500   $2,679,800

NET INCOME                                       --        --          --    2,363,400    2,363,400
                                         ----------   -------  ----------   ----------   ----------

BALANCES, December 31, 1996               8,936,373     9,000     621,300    4,412,900    5,043,200

Issuance of common stock in debt
 conversion (Note 11)                        63,627        --     153,100           --      153,100

NET INCOME                                       --        --          --    1,246,900    1,246,900
                                         ----------   -------  ----------   ----------   ----------

BALANCES, December 31, 1997               9,000,000     9,000     774,400    5,659,800    6,443,200

Issuance of common stock in connection
 with reverse merger (Note 1)             1,000,000     1,000      13,800           --       14,800

Issuance of common stock for consulting
 services (Note 11)                         100,000       100     239,900           --      240,000

NET INCOME                                       --        --          --    1,813,000    1,813,000
                                         ----------   -------  ----------   ----------   ----------

BALANCES, December 31, 1998              10,100,000   $10,100  $1,028,100   $7,472,800   $8,511,000
                                         ==========   =======  ==========   ==========   ==========

                    See accompanying notes to consolidated financial statements.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,                                   1998           1997           1996
------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                           $ 1,813,000    $ 1,246,900    $ 2,363,400
  Adjustments to reconcile net income to net
   cash (used in) provided by operating activities:
    Depreciation and amortization                          131,900        128,000         37,300
    Provision for doubtful accounts                         46,300        299,000         99,500
    Deferred income taxes                                  (33,100)        23,300        (44,500)
    Amortization of prepaid consulting fee                  55,000             --             --
    Changes in operating assets and liabilities, net
     of assets acquired and liabilities assumed:
      Accounts receivable                               (1,265,200)    (1,283,600)       669,600
      Inventories                                       (4,323,500)       614,000       (325,500)
      Prepaid expenses and other current assets           (184,700)       (85,600)        (4,800)
      Accounts payable                                   1,522,200       (100,400)      (255,900)
      Accrued expenses                                      46,800         36,000          9,900
      Income taxes payable                                      --       (465,500)      (240,000)
                                                       -----------    -----------    -----------

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES     (2,191,300)       412,100      2,309,000
                                                       -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash acquired in purchase of business                     15,900             --             --
  Notes and interest receivable from shareholders          (63,800)       (10,800)       (13,500)
  Deposits and other assets                                 12,000        623,800       (621,300)
  Acquisition of property and equipment                    (55,100)      (599,400)       (64,600)
                                                       -----------    -----------    -----------

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES        (91,000)        13,600       (699,400)
                                                       -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in floor plan
   inventory loans                                       2,256,600        (46,100)        94,500
  Payment of loan fee                                           --        (42,000)            --
  Principal payments on SBA loan                           (23,500)       (18,100)            --
  Principal payments on bank loan                          (16,600)       (11,500)            --
  Payment on equipment loan                                     --             --        (19,000)
                                                       -----------    -----------    -----------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES      2,216,500       (117,700)        75,500
                                                       -----------    -----------    -----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS       (65,800)       308,000      1,685,100

CASH AND CASH EQUIVALENTS, beginning of year             3,262,900      2,954,900      1,269,800
                                                       -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, end of year                 $ 3,197,100    $ 3,262,900    $ 2,954,900
                                                       ===========    ===========    ===========

                    See accompanying notes to consolidated financial statements.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. SUMMARY OF ACCOUNTING POLICIES

The Company

Pacific Magtron International Corp. (formerly Wildfire Capital Corporation, a publicly traded shell corporation) (the Company), a Nevada Corporation, was incorporated on January 8, 1996.

On July 17, 1998 the Company completed the acquisition of 100% of the outstanding common stock of Pacific Magtron, Inc. (PMI), in exchange for 9,000,000 shares of the Company's $.001 par value common stock. For accounting purposes, the acquisition has been treated as the acquisition of the Company by PMI with PMI as the acquiror (reverse acquisition). The historical financial statements prior to July 17, 1998 are those of PMI. Since the Company prior to the reverse acquisition was a public shell corporation with no significant operations, pro-forma information giving effect to the acquisition is not presented. All shares and per share data prior to the acquisition have been restated to reflect the stock issuance as a recapitalization of PMI. The shares held by the shareholders of the Company prior to the acquisition (1,000,000 shares after reflecting a two for three reverse stock split effected by the Company immediately prior to the acquisition) have been recognized as if they were issued in connection with the acquisition of the Company by PMI.

PMI, a California corporation, was incorporated on August 11, 1989. PMI's principal activity consists of importing and wholesale distribution of electronics products, computer components, and computer peripheral equipment to various companies throughout the United States.

In May 1998, the Company formed its Frontline Network Consulting (Frontline) division, a corporate information systems group which serves the networking and personal computer requirements of corporate customers. Revenues and net income earned by Frontline during 1998 were $1,524,000 (including service revenues of $115,600) and $12,600, respectively, and Frontline's total assets were $908,200 at December 31, 1998.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NEW ACCOUNTING PRONOUNCEMENT

In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain and loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Pacific Magtron International Corp. and its wholly-owned subsidiary, Pacific Magtron Incorporated. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments having original maturities of 90 days or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company grants credit to its customers after undertaking an investigation of credit risk for all significant amounts. An allowance for doubtful accounts is provided for estimated credit losses at a level deemed appropriate to adequately provide for known and inherent risks related to such amounts. The allowance is based on reviews of loss, adjustments history, current economic conditions and other factors that deserve recognition in estimating potential losses. While management uses the best information available in making its determination, the ultimate recovery of recorded accounts receivable is also dependent upon future economic and other conditions that may be beyond management's control.

INVENTORIES

Inventories, consisting primarily of finished goods, are stated at the lower of cost (moving weighted average method) or market.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over the related estimated useful lives, as follows:


Building                                                     39 years
Furniture and fixtures                                        7 years
Computers and equipment                                       5 years
Automobiles                                                   5 years

OTHER ASSETS

Other assets include loan origination fees that are being amortized on a method which approximates the interest method.

ADVERTISING

The Company's policy is to charge all advertising costs to expense as incurred. Advertising costs were $3,300, $18,200 and $57,400 for the years ended December 31, 1998, 1997 and 1996, respectively.

REVENUE RECOGNITION

The Company recognizes sales upon shipment provided no significant obligations remain and collectibility is probable. A provision for estimated product returns is established at the time of sale based upon historical return rates adjusted for current economic conditions. Service revenues relating to services performed by the Company's Frontline division are recognized as earned based upon contract terms, which is generally as the service is performed.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

WARRANTY REPAIRS

The Company is principally a distributor of numerous electronics products, for which the original equipment manufacturer is responsible and liable for product repairs and service. However, the Company does warrant its services with regards to products configured for its customers and products built to order from purchased components, and provides for the estimated costs of fulfilling these warranty obligations at the time the related revenue is recorded. Historically, warranty costs have been insignificant.

INCOME TAXES

The Company reports income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES, which requires an asset and liability approach. This approach results in the recognition of deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Future tax benefits are subject to a valuation allowance when management believes it is more likely than not that the deferred tax assets will not be realized.

LONG-LIVED ASSETS

The Company periodically reviews its long-lived assets for impairment. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company writes the asset down to its net realizable value.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

+    CASH AND CASH EQUIVALENTS:

     The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value because of the short maturity of these instruments.

+    LONG-TERM DEBT:

     The fair value of long-term debt is estimated based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities.

+    NOTES RECEIVABLES FROM SHAREHOLDERS:

     The fair value of the notes receivable from shareholders is estimated based on current interest rates available to the Company for investments with similar terms and remaining maturities.

     As of December 31, 1998 and 1997, the fair values of the Company's financial instruments approximate their historical carrying amounts.

EARNINGS PER SHARE

During 1998, the Company adopted the provisions of SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity.

RECLASSIFICATION

Certain 1997 and 1996 financial statement amounts have been reclassified to conform to the 1998 presentation.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2. NOTES AND INTEREST RECEIVABLE FROM SHAREHOLDERS

As of December 31, 1998 and 1997, notes receivable from two shareholders aggregated $235,700 and $180,000, respectively. These notes bear interest at 5% and are unsecured. Principal and interest are due on October 9, 1999. The accrued interest receivable pertaining to these notes was $32,400 and $24,300 as of December 31, 1998, and 1997, respectively.

3. PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment as of December 31, 1998, and 1997 follows:

DECEMBER 31,                                  1998                 1997
------------                                  ----                 ----

Building and improvements (Note 4)          $2,827,400          $2,826,600
Land                                         1,158,600           1,158,600
Furniture and fixtures                         228,900             193,700
Computers and equipment                         68,800              54,700
Automobiles                                     91,000              91,000
                                            ----------          ----------
                                             4,374,700           4,324,600

Less accumulated depreciation                  336,700             209,800
                                            ----------          ----------
                                            $4,038,000          $4,114,800
                                            ==========          ==========

4. NOTES PAYABLE

In 1997, the Company obtained financing of $3,498,000 for the purchase of its office and warehouse facility. Of the amount financed, $2,500,000 was in the form of a 10-year bank loan utilizing a 30-year amortization period. This loan bears interest at the bank's 90-day LIBOR rate (5.22% as of December 31, 1998) plus 2.5%, and is secured by a deed of trust on the property. The balance of the financing was obtained through a $998,000 Small Business Administration (SBA) loan due in monthly installments through April 2017.
The SBA loan bears interest at 7.569%, and is secured by the underlying property.

Under the bank loan, the Company is required, among other things, to maintain a minimum debt service coverage, a maximum debt to tangible net worth ratio and net income on an annual basis. As of December 31, 1998, the Company was in compliance with all debt covenants.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The balances of the notes as of December 31, 1998 and 1997 are as follows:

                                           1998                      1997
                                           ----                      ----

Bank loan                               $2,471,800                $2,488,400
SBA loan                                   956,500                   980,000
                                        ----------                ----------
                                         3,428,300                 3,468,400
Less current portion                        51,200                    40,000
                                        ----------                ----------
                                        $3,377,100                $3,428,400
                                        ==========                ==========

The aggregate amount of future maturities for notes payable are as follows:

YEARS ENDING DECEMBER 31,                 Amount
-------------------------                 ------

1999                                    $   51,200
2000                                        55,800
2001                                        60,800
2002                                        66,200
2003                                        72,100
Thereafter                               3,122,200
                                        ----------
                                        $3,428,300
                                        ==========

5. FLOOR PLAN INVENTORY LOANS

The Company has a $7 million (including a $2 million overlimit) auto-renewing floor plan inventory loan available from a financial institution which is collateralized by the purchased inventory, any proceeds from its sale or disposition, and a personal guarantee by one of the Company's officers and principal shareholders. Borrowings under the floor plan line total $2,305,000 and $48,400 as of December 31, 1998 and 1997 and are subject to 45 day repayment terms, at which time interest begins to accrue at the prime rate (7.75% as of December 31, 1998).

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

For the years ended December 31, 1998, 1997 and 1996, income tax expense comprises:

1998                             CURRENT      DEFERRED        TOTAL
                                 -------      --------        -----

FEDERAL                        $  986,000     $(31,300)    $  954,700
STATE                             275,000      (1,800)        273,200
                               ----------     --------     ----------
                               $1,261,000     $(33,100)    $1,227,900
                               ==========     ========     ==========

1997                             CURRENT      DEFERRED        TOTAL
                                 -------      --------        -----

Federal                        $  627,900     $ 30,800     $  658,700
State                             195,900       (7,500)       188,400
                               ----------     --------     ----------
                               $  823,800     $ 23,300     $  847,100
                               ==========     ========     ==========

1996                             CURRENT      DEFERRED        TOTAL
                                 -------      --------        -----

Federal                        $1,285,700     $(43,700)    $1,242,000
State                             375,700         (800)       374,900
                               ----------     --------     ----------
                               $1,661,400     $(44,500)    $1,616,900
                               ==========     ========     ==========

The following summarizes the differences between the income tax expense and the amount computed by applying the Federal income tax rate of 34% in 1998, 1997 and 1996 to income before income taxes:

YEAR ENDING DECEMBER 31,                        1998        1997        1996
------------------------                        ----        ----        ----

Federal income tax at statutory rate         $1,033,900   $712,000   $1,353,300

State income taxes, net of federal benefit      194,000    135,100      263,600
                                             ----------   --------   ----------
                                             $1,227,900   $847,100   $1,616,900
                                             ==========   ========   ==========

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Deferred tax assets and liabilities as of December 31, 1998 and 1997 were comprised of the following:

                                              1998            1997
                                              ----            ----
Deferred tax assets:
State income taxes                          $ 93,500        $ 66,600
Reserves not currently deductible             61,800          50,700
Accrued compensation and benefit               6,000          10,400
                                            --------        --------
                                            $161,300        $127,700
                                            ========        ========
Deferred tax liabilities:
Deferred interest income                          --          10,500
Accumulated depreciation                      31,500          20,500
                                            --------        --------
                                            $ 31,500        $ 31,000
                                            ========        ========

7. LEASE COMMITMENTS

During 1998, 1997 and 1996, the Company leased two automobiles under operating leases due to terminate in March 1999. As of December 31, 1998, remaining payments due under these leases totalled $7,500.

During 1996, the Company leased its facilities under a non-cancelable operating lease that terminated in December 1996. The Company extended the lease on a month-to-month basis through February 1997. In addition to the stated lease payments, the lease terms required the Company to pay common area maintenance, property taxes, insurance, and certain other costs.

Total rent expense for the years ended December 31, 1998, 1997 and 1996 was $29,700, $47,900 and $113,900, respectively.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8. MAJOR VENDORS

One vendor accounted for approximately 18%, 20% and 30% of the total purchases for the years ended December 31, 1998, 1997 and 1996, respectively. During the year ended December 31, 1998, one additional vendor accounted for approximately 13% of total purchases. No other vendors accounts for more than 10% of purchases for any period presented. Management believes other vendors could supply similar products on comparable terms. A change in suppliers, however, could cause a delay in availability of products and a possible loss of sales, which could affect operating results adversely.

9. EMPLOYEE BENEFIT PROGRAM - 401(k) PLAN

The Company has a 401(k) plan (the Plan) for its employees. The Plan is available to all employees who have reached the age of twenty-one and who have completed three months of service with the Company. Under the Plan, eligible employees may defer a portion of their salaries as their contributions to the Plan. The Company may make contributions equal to 25% of each participant's contribution up to the lesser of $9,500 or 6% of employee's salary. Contributions to the Plan totaled $12,800, $14,300 and $12,900, for the years ended December 31, 1998, 1997 and 1996, respectively.

10. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high quality financial institutions. As of December 31, 1998 and 1997, the Company had deposits at one financial institution which aggregated $3,029,400 and $2,828,300, respectively. Such funds are insured by the Federal Deposit Insurance Company up to $100,000.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

A significant portion of the Company's revenues and accounts receivable are derived from sales made primarily to unrelated companies in the computer industry and related fields principally throughout the United States and as well as some foreign countries, including Canada, the United Kingdom, France, Russia and Israel. For the years ended December 31, 1998, 1997 and 1996, no individual customer or foreign country comprised more than 10% of sales. The Company believes any risk of accounting loss is significantly reduced due to the use of various levels of credit insurance, diversity in end customers, geographic sales areas and the Company extending credit based on established limits or terms. The Company performs credit evaluations of its customers' financial condition whenever necessary, and generally does not require cash collateral.

11. CAPITAL RISK

DEBT CONVERSION

In 1997, the two shareholders/officers of PMI converted their loans in the amount of $153,100 into 21,360 shares of PMI's common stock (equivalent to 63,627 shares of the Company's common stock after giving effect to the recapitalization described in Note 1), based on the fair value of PMI, as determined by PMI's board of directors, at the time of conversion.

CONSULTING AGREEMENT

On July 17, 1998 the Company issued 100,000 restricted shares of its common stock to an unrelated party under terms of a consulting agreement. The agreement requires the consultant to provide introductions to a predetermined number of investment banking contacts and provide certain financial advice to the Company over a two year period. If the services are provided, the shares will vest 50% on July 17, 1999 and 50% on July 17, 2000. If the services are not provided as required, the consultant will forfeit those shares not vested. If the Company makes an underwritten offering prior to either of the vesting dates and the consultant has provided services in connection with such offering, all of the shares not previously forfeited will vest on the close of the offering. The Company recorded this transaction at $240,000, representing the estimated fair value of the services to be provided. Included in other assets as of December 31, 1998 is $185,000 representing the unamortized portion of the prepaid consulting fees.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

STOCK OPTION PLAN

On July 16, 1998 the Company adopted the 1998 Stock Option Plan and reserved 1,000,000 shares of Common Stock for issuance under the Plan.

Activity under the Plan is as follows:

                                                                                      Weighted-
                                                           Weighted-                   Average
                                   Shares                   Average     Weighted-     Remaining
                                  Available     Options    Exercise      Average     Contractual
                                  for Grant   Outstanding    Price      Fair Value      Life
                                  ---------   -----------    -----      ----------   -----------
July 16, 1998                     1,000,000          --      $  --        $  --              --

Conversion of PMI options
 (granted in March 1998) to
  Plan options                      (75,400)     75,400       2.42         2.42

Options granted in November 1998   (101,400)    101,400       4.00         4.00
                                  ---------     -------      -----        -----        ---------

Balances, December 31, 1998         823,200     176,800      $3.33        $3.33        4.5 Years
                                  =========     =======      =====        =====        =========
Options exercisable at December
   31, 1998                                        None
                                                 ======

Under the terms of the Plan, options are exercisable as determined by the Board of Directors on the date of grant and expire five years from the date of grant. The Company applies Accounting Principles Board (APB) No. 25, ACCOUNTING FOR STOCK ISSUED TO Employees, and related Interpretations in accounting for the plan. Under APB Opinion No. 25, because the exercise price of the Company stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation cost is recognized.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No.
123. The Company estimates the fair value of stock options at the grant date by using the Black-Scholes option pricing-model with the following weighted-average assumptions used for grants in 1998: no dividend yield; expected volatility of 54%; risk-free interest rate of 5.7%; and expected lives of 3 years for all plan options.

Under the accounting provisions of FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

YEAR ENDING DECEMBER 31, 1998

Net income:
      As reported                                    $1,813,000
                                                     ==========
      Pro forma                                      $1,732,100
                                                     ==========
Basic earnings per share:
      As reported                                    $     0.19
                                                     ==========
      Pro forma                                      $     0.18
                                                     ==========

12. STATEMENTS OF CASH FLOWS

Cash was paid during the years ended December 31, 1998, 1997 and 1996 for:

YEARS ENDING DECEMBER 31,           1998           1997           1996
-------------------------           ----           ----           ----

Income taxes                     $1,242,500     $1,345,400     $1,823,500
                                 ==========     ==========     ==========
Interest                         $  278,600     $  238,600     $   37,900
                                 ==========     ==========     ==========

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

As discussed in Note 11, non cash financing activities in 1998 resulted from the issuance of 100,000 shares of its common stock to an unrelated party under the terms of a consulting agreement.

As discussed in Note 11, non-cash financing activities in 1997 resulted from the conversion of shareholder notes in the amount of $153,100.

As discussed in Note 4, non-cash investing and financing activities in 1997 resulted from obtaining financing of $3,498,000 for the purchase of the Company's office facility and applying a deposit made in 1996 to the purchase price.

                                             PACIFIC MAGTRON INTERNATIONAL CORP.

                                  SCHEDULE I - VALUATION AND QUALIFYING ACCOUNTS
--------------------------------------------------------------------------------

                                                          Writeoffs   Charged to
                                  Beginning   Costs and      of         Ending
                                   Balance     Expense    Accounts      Balance
                                   -------     -------    --------      -------
Allowance for Doubtful Accounts:
- Year ended December 31, 1996    $ 23,100    $ 99,500    $ (65,700)   $ 56,900
- Year ended December 31, 1997      56,900     299,000     (242,800)    113,100
- Year ended December 31, 1998    $113,100    $ 46,300    $  (9,400)   $150,000